October 22, 2004

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:                     ADVISORS SERIES TRUST
Securities Act Registration No: 333-119554
Investment Company Registration No: 811-07959

Ladies and Gentlemen:

On behalf of the Advisors Series Trust and its series, the Provident Investment Counsel Growth Fund and the Provident Investment Counsel Flexible Growth Fund (the “Funds”), I hereby submit this application for withdrawal of the N-14 filing with Accession Number 0000894189-04-002071 to the Trust’s Registration Statement, filed October 5, 2004 on Form N-14 together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

The Amendment is being withdrawn because the filing was submitted without the proper form cover page. A subsequent corrected filing was made on October 7, 2004 with Accession Number 0000894189-04-002079.

Please issue an order with respect to this application for withdrawal as soon as possible.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the Treasurer of the Trust this 13th day of October, 2004.

If you have any questions regarding the enclosed, please do not hesitate to contact Rodney A. DeWalt at (414) 765-5340.

Very truly yours,

/s/ Douglas G. Hess

Douglas G. Hess
Treasurer